

AiPEX6

AI Powered US Equity Index 6
Q2 2025 Fact Sheet



An Artificially Intelligent Equity Index with IBM Watson™

The AI Powered US Equity Index 6 ("AiPEX6") is a risk controlled, excess return index. AiPEX6 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a process that utilizes artificial intelligence techniques to dynamically select the underlying constituents.

Winner Best New Index 2021



The HSBC AI Powered US Equity Indexes won the Best New Index award from SPi. This award recognises the best non-traditional index provider of the year, based on methodology, innovation, and value to investors.

Index Returns: Simulated & Historical

Index returns as of 6/30/2025

YTD	-1.58%
1Y	-2.20%
3Y	0.28%
5Y	-0.79%
10Y	22.23%
Annualized Volatility	5.86%
Bloomberg Ticker	AiPEX6

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 6/30/2025

Comparative Performance: Simulated & Historical






AI Powered US Equity Index 6 (ER) AiPEX6

S&P 500 Daily RC 5% (ER) SPXT5UE

AiPEX6 **3.76%** compound annual return   SPXT5UE 2.97% compound annual return

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 6/30/2025. The graph and table above sets forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter through June 30, 2025. See the risk factors and "Use of Simulated Returns" herein.

Key Features

With Watson™

Information Advantage

AiPEX6 is the first and only index to use IBM Watson's unique insights to continuously learn and analyze millions of pieces of traditional and non-traditional data each day.

Equity Selection

Applying what it has learned, AiPEX6 objectively evaluates and scores each of the 1,000 largest U.S. publicly traded companies in order to find those whose stock prices are poised for growth and rebalances its portfolio monthly.

Risk Control

In an attempt to provide steady returns at a reduced risk for the investor, AiPEX6 targets a daily volatility of 6%.



AiPEX6 3-Step Investment Process



1. Score

Scores for the 1,000 largest U.S. companies are calculated based on:

- **Financial Health Score:** evaluates a company's fundamentals and key figures.
- **Management Score:** assesses a company's management strength and thought leadership.
- **News & Information Score:** measures a company's market sentiment, economic, and geopolitical risks.

2. Select

Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio.

3. Diversify

Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores (subject to diversification and market liquidity limits).

Index Collaborators

  

Risks Relating to the Index

Risk Factors:
- The strategy tracked by and views implicit in AiPEX6 and AI Powered US Equity Base Index (the "Base Index") are not guaranteed to succeed.
- AiPEX6 and the Base Index were recently launched and have limited operating history.
- AiPEX6 may not approximate the Target Volatility.
- The volatility-targeting feature may cause AiPEX6 to perform poorly during certain market conditions.
- AiPEX6 varies its exposure to the Base Index.
- The performance of AiPEX6 will be reduced by the performance of the reference rate and the embedded fees.
- The Base Index selects and weights its underlying constituents based on AI models; the strategies and views implicit in such models and in the Base Index are not guaranteed to succeed.
- The method by which the Base Index reweights the underlying constituents and the reallocation period may negatively affect the level of the Base Index.
- The Base Index is exposed to equity risk, including from mid-capitalization companies.
- Changes in U.S. Treasury rates and the perceived creditworthiness of the United States may affect the level of the Base Index.
- AiPEX6 and the Base Index are purely notional.

Please see the risk factors section of the relevant offering document for any HSBC-issued investment linked to the AI Powered US Equity Index 6 (the "Index") for a full description of the risks relating to the Index.

Important Disclaimer Information
This document is for informational purposes only and intended to provide a general overview of the Index and does not provide the terms of any specific issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Before investing in a specific structured investment, investors should carefully review the relevant disclosure documents which explain in detail the terms of the issuance as well as the risks, tax treatment and other relevant information.

Investing in financial instruments linked to the Index is not equivalent to a direct investment in any part of the Index. This document contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness and we are not obligated to update any market data presented in this document. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this document or in options, futures or other derivatives based thereon.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

Solactive AG
Solactive AG is the administrator and calculation agent of the Index. The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive AG in any way and Solactive AG makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive AG does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Solactive AG reserves the right to change the methods of calculation or publication and Solactive AG shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive AG shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

Use of Simulated Returns
The Index was launched on November 19, 2019 and therefore has limited historical performance. The Base Index has also recently launched and has similarly limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it difficult for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index and the Base Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the Index and the Base Index provided in this document refers to simulated performance data created by applying the Index and the Base Index's calculation methodologies to historical prices of the underlying constituents and the reference rate. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the Index prior to November 19, 2019 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index's future performance.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

© 2025 HSBC USA Inc. All rights reserved.

All Sources: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 6/30/2025